UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For:  FIRST QUARTER REPORT FOR THE THREE MONTHS ENDED MARCH 31, 2004

COMMISSION FILE NUMBER: 0-22216

CANADIAN ZINC CORPORATION

 (Exact name of Registrant as specified in its charter)

Suite 1202 – 700 West Pender Street

Vancouver, British Columbia

Canada V6C 1G8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[     ]

No

[ X ]

If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CANADIAN ZINC CORPORATION

Unaudited Financial Statements

March 31, 2004

Index

Balance Sheets

Statements of Operations and Deficit

Statements of Cash Flows

Notes to Financial Statements

Schedule of Deferred Exploration Costs

CANADIAN ZINC CORPORATION

Balance Sheets
March 31, 2004
(unaudited - prepared by management)
		March 31	December 31
		2004	2003
		(unaudited)	(audited)

ASSETS

Current assets
Cash and cash equivalents		$14,672,230	$13,339,442
Accounts receivable and prepaids		115,753	54,455

		14,787,983	13,393,897

Resource interests (Note 2)		13,695,481	13,216,218

Plant and equipment (Note 3)		149,831	134,521

		$28,633,295	$26,744,636

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		$258,808	$209,241

Property closure and abandonment
provision (Note 2)		117,990	117,990

		376,798	327,231

SHAREHOLDERS' EQUITY

Share capital (Note 4)		37,025,925	34,937,298

Contributed surplus		36,000	36,000

Deficit		(8,805,428)	(8,555,893)

		28,256,497	26,417,405

		$28,633,295	$26,744,636

Approved by the Directors:	“John F. Kearney”	“Robert Gayton”
	John F. Kearney	Robert J. Gayton

CANADIAN ZINC CORPORATION

Statements of Operations and Deficit
March 31, 2004
(unaudited - prepared by management)
	Three Months	Three Months
	ended	ended
	March 31	March 31
	2004	2003

Expenses
Amortization	$2,371	$2,092
Listing and regulatory fees	17,987	16,683
Management compensation	126,475	20,114
Office and general	33,944	14,554
Professional fees	87,503	32,712
Shareholder and investor communications	61,983	31,659
Interest income	(80,728)	(395)

	249,535	117,419

Loss for the period	(249,535)	(117,419)

Deficit, beginning of period	(8,555,893)	(7,651,033)

Deficit, end of period	$(8,805,428)	$(7,768,452)

Loss per share - basic and diluted	$(0.00)	$(0.03)

Weighted average number of common
shares outstanding - basic and diluted	65,435,813	34,946,388

CANADIAN ZINC CORPORATION

Statements of Cash Flows
March 31, 2004
(unaudited - prepared by management)
	Three Months	Three Months
	ended	ended
	March 31	March 31
	2004	2003

Cash flows from (used in) operating activities
Loss for the period	$(249,535)	$(117,419)
Adjustment for items not involving cash:
- amortization	2,371	2,092

	(247,164)	(115,327)
Change in non-cash working capital items:
- accounts receivable and prepaids	(61,298)	740
- accounts payable and accrued liabilities	49,567	1,471

	(258,895)	(113,116)

Cash flows from financing activities
Proceeds from shares issued and subscribed,
net of issuance costs	1,680,627	162,000

Cash flows used in investing activities
Purchase of equipment	(17,681)	-
Exploration costs, excluding amortization
and accretion	(71,263)	(32,101)

	(88,944)	(32,101)

Increase (decrease) in cash and cash equivalents	1,332,788	16,783

Cash and cash equivalents, beginning of period	13,339,442	63,896

Cash and cash equivalents, end of period	$14,672,230	$80,679

CANADIAN ZINC CORPORATION

Schedule of Deferred Exploration and Development Costs
March 31, 2004
(unaudited - prepared by management)
	Three Months	Three Months
	ended	ended
	March 31	March 31
	2004	2003

Exploration and development costs
Assaying and surveys	$-	$300
Camp operation	14,570	553
Development and engineering costs	-	2,451
Lease Rental	43,070	23,997
Salaries and consulting - geology	10,077	4,800
Travel	3,546	-

Total exploration costs for the period	71,263	32,101

Deferred exploration costs, beginning of period	9,746,618	9,496,832

Deferred exploration costs, end of period	$9,817,881	$9,528,933

CANADIAN ZINC CORPORATION

Notes to Financial Statements

March 31, 2004

(Unaudited – prepared by management)

1.

Continued Operations

These interim financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual financial statements of the Company. These interim financial statements do not include all disclosures normally provided in the annual financial statements and should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2003.  In management's opinion, all adjustments necessary for fair presentation have been included in these interim financial statements.  Interim results are not necessary indicative of the results expected for the fiscal year.  Certain comparative figures have been reclassified to conform to the current period's presentation.

2.

Resource Interests

The Company’s resource interests comprise the Prairie Creek Mine Property:

	March 31 2004	December 31 2003

Acquisition costs:
- mining lands	$2,750,000	$2,750,000
- plant and mills	908,000	500,000
	3,658,000
Increase from asset retirement obligation	219,600	219,600
Exploration and development costs (see schedule)	9,817,881	9,746,618
	$13,695,481	$13,216,218

Prairie Creek Mine

In 1994, the Company acquired a 100% interest, subject to a 2% net smelter royalty interest ("N.S.R."), in the Prairie Creek Mine property located in Northwest Territories, Canada.  The acquisition included a 60% interest in the plant and equipment located on the property with an option to acquire the remaining 40% interest. One-half of the 40% interest will be transferred to the Company when N.S.R. payments have totalled $3,200,000 and the remaining one-half interest when additional N.S.R. payments have totalled $5,000,000, whereupon the N.S.R. will be terminated.

In 2004, the Company entered into an agreement with Titan to purchase Titan’s interest in the Prairie Creek Mine Property. Under the Agreement with Titan Logix Corp. (“Titan”)., the Company acquired the remaining 40% interest in the physical plant and equipment and repurchased the 2% NSR royalty.  The consideration for the acquisition was the issuance to Titan of 300,000 common shares and 250,000 purchase warrants exercisable at $1.25 per share until June 22, 2005.

During 2003 the Company renewed two surface leases granted by the Federal Government relating to the operation and care and maintenance of the Prairie Creek Mine Property for a period of ten years terminating March 31, 2012.  The Company paid $100,000 upon execution of the lease and is obligated to pay $30,000 per year for five years to a maximum of $250,000, (of which $130,000 was paid as at December 31, 2003) as a security deposit for the performance of abandonment and reclamation obligations under the leases.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

March 31, 2004

(Unaudited – prepared by management)

2.          Resource Interests (continued)

On September 10, 2003 the Company was granted a Type A Land Use Permit and a Type B Water Licence for a period of five years commencing September 10, 2003 for underground development and exploration and for metallurgical testing, by the Mackenzie Valley Land and Water Board.  Under the terms of the Land Use Permit and Water Licence the Company is obliged to contribute the amounts of $30,000 and $70,000, respectively, as security deposits for reclamation obligations.

In 1996, the Company concluded a Co-operation Agreement with the Nahanni Butte Dene Band (“Band”) part of the Deh Cho First Nations.  In return for co-operation and assistance undertakings given by the Band towards the development of the Prairie Creek Project, the Company granted the following net profit interest and purchase option to the Band:

(i)

A 5% net profits interest in the Prairie Creek Project payable following the generation of profits after taxation equivalent to the aggregate cost of bringing the Prairie Creek Project into production and establishing the access road.

(ii)

An option to purchase either a 10% or a 15% interest in the Prairie Creek Project at any time prior to the expiry of three months following permitting for the Project, for the cash payment of either $6 million or $9 million, subject to price adjustment for exploration expenditure and inflation, respectively.

On October 10, 2003 an appeal to the Federal Court was filed by the Nahanni Butte Dene Band, Pehdzeh Kl First Nation and the Deh Cho First Nations  against the Mackenzie Valley Land and Water Board and the Company seeking judicial review of the decision of the Water Board to grant the Water Licence to the Company.  Filing of these proceedings by the Nahanni Butte Dene Band is in breach of the Co-operation Agreement.  The Nahanni Butte Dene Band has informed the Company that the Nahanni considers the Agreement terminated.  Such termination is not in accordance with the provisions of the Agreement.

The Company has adopted the Canadian Institute of Chartered Accountants Handbook’s recommendation on, Accounting for Asset Retirement Obligations which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred.  A corresponding increase for the carrying amount of the related asset is generally recorded and depreciated over the life of the asset.  The amount of the liability is subject to re-measurement at each reporting period.  In 2003, the Company provided $117,990 in asset retirement obligations related to the Prairie Creek Property and a corresponding $219,600 increase in asset cost.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

March 31, 2004

(Unaudited – prepared by management)

3.

Plant and Equipment

	March 31, 2004			December 31 2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Mining equipment	$164,940	$158,473	$ 6,467	$ 6,807
Pilot plant	108,161	-	108,161	108,161
Furniture, fixtures & equipment	101,351	66,148	35,203	19,553
	$374,452	$224,621	$149,831

4.

Share Capital

Authorized:  200,000,000 common shares with no par value.

Issued:

Number of Shares		Amount
Balance, December 31, 2003	64,482,932	$34,937,298

Warrants exercised at various exercise prices per share	3,161,320	1,646,127
Shares issued pursuant to mineral interest agreement	300,000	408,000
Stock options exercised at $0.23 per share	150,000	34,500
Balance, March 31, 2004	68,094,252	$37,025,925

A summary of the Company’s stock option plans as at March 31, 2004 is presented below:

	Shares	Weighted Average Exercise Price
Options outstanding and exercisable at December 31, 2003	600,000	$ 0.23
Exercised	(150,000)	$ (0.23)
Options outstanding and exercisable at March 31, 2004	450,000	$ 0.23

The Company did not grant any stock options in the period ended March 31, 2004.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

March 31, 2004

(Unaudited – prepared by management)

4.

Share Capital (continued)

Warrants

A summary of the Company’s warrants issued and outstanding as at March 31, 2004:

Number of Warrants
Balance, December 31, 2003		12,405,000
Warrants issued		250,000
Warrants exercised ($0.15-$0.23)		(540,000)
Warrants exercised ($0.58-$0.60)		(2,621,320)

Balance, March 31, 2004

Number of Warrants	Exercise Price Per Warrant	Expiry Date
826,715	$0.58	November 10, 2004
600,000	$1.25	December 22, 2004
4,491,965	$0.60	May 10, 2005
3,575,000	$1.25	June 22, 2005

5.

Related Party Transactions

The Company incurred the following expenses to directors and corporations controlled by directors of the Company:

	March 31 2004	March 31 2003

Consulting fees	$-	$10,565
Executive compensation	120,694	-
	$120,694	$10,565

Of the $120,694 executive compensation paid in 2004, $97,500 is included in accounts payable.

6.

Non-cash Transactions

In the period ended March 31, 2004, the Company issued 300,000 common shares pursuant to a resource interest agreement.

7.

Comparative Figures

Certain 2003 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

The Management’s discussion and analysis of financial condition and results of operations (“MD&A”) provides a detailed analysis of Canadian Zinc’s business and compares its financial results for the first quarter of 2004 with those of the first quarter of 2003.  In order to better understand the MD&A, it should be read in conjunction with the unaudited Financial Statements and related notes for the quarter ended March 31, 2004 and in conjunction with the audited Financial Statements and notes for the year ended December 31, 2003, and managements discussion and analysis for the year 2003.  The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and filed with appropriate regulatory authorities in Canada.  This MD&A is made as of May 14, 2004.

Management’s discussion and analysis contains certain forward-looking statements with respect to the Company’s activities and future financial results that are subject to risks and uncertainties that may cause the results or events predicted in this discussion to differ materially from actual results or events.

ADDITIONAL INFORMATION

Additional information relating to the Company including the Company Annual Information Form for the year 2003, dated May 10, 2004 is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com.

1.

OVERVIEW

Canadian Zinc Corporation is a public company listed on the Toronto Stock exchange under the symbol:CZN: and is engaged in the business of exploration and development of natural resource properties. The Company's principal focus is the exploration and development of the Prairie Creek Property, a large high-grade zinc/lead/silver property located in the Northwest Territories of Canada.

The Prairie Creek deposit contains a significant mineral resource containing an estimated 11.8 million tonnes grading an average12.5% zinc, 10.1% lead, 0.4% copper and 161 grammes of silver per tonne. The mine is one of the highest-grade base metal properties in the world and a major Canadian resource.

During the first quarter the Company completed an agreement with Titan Logix to purchase Titan's interest in the Prairie Creek Mine Property. Under the Agreement, the Company acquired the outstanding 40% interest in the physical plant and equipment at Prairie Creek, which it did not already own, and also repurchased a 2% net smelter royalty interest with a face value of $8.2 million. The consideration was the issue to Titan of 300,000 common shares and 250,000 share purchase warrants exercisable at $1.25 per share until June 22, 2005. The transaction simplified and consolidated the Company's 100% royalty free ownership interest of the Prairie Creek Property.

With the continued interest in the investment market for resource companies, during the first quarter, the Company raised a total of $1,680,627 through the exercise of outstanding warrants and employee stock options, increasing Company's working capital to $14,529,175.

During the first quarter of 2004 the Company was mainly engaged in planning the proposed 2004 exploration, development and permitting programs at Prairie Creek.

Canadian Zinc is in a strong financial condition. At March 31, 2004 the Company had cash and short term deposits of $14.7 million and is debt free.

2.

REVIEW OF FINANCIAL RESULTS

For the first quarter of 2004, the Company reported a net loss of $249,535, compared to a loss of $117,419 in the first quarter of 2003.

Revenue and Interest Income

The Company is in the exploration and development stage and does not generate any cash flow. To date the Company has not earned any significant revenues other than minor interest income.  Interest income in the first quarter of 2004 was $80,728 compared to $395 in the first quarter of 2003, the increase being attributable to higher cash balances invested.

Administrative Expenses

Administrative expenses for the quarter were $327,892 compared to $115,722 in the first quarter of 2003.  The increase was largely attributable to increased corporate and finance activities and timing differences.

Related Party Transactions

The Company had no related party transactions in the first quarter of 2004 or 2003 other than executive compensation of $120,694 paid to directors and corporations controlled by directors.

Exploration and Development Expense

The Company capitalizes all exploration and development costs relating to its resource interests.  During the first quarter the Company expended $71,263 on exploration and development on the Prairie Creek Property, the principal components of which were lease rentals and camp operation.

During the first quarter of 2003, the Company expended $32,101 on the Prairie Creek Property.  Full particulars of the deferred exploration and development costs are shown on the Schedule attached to the Financial Statements.

3.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Canadian Zinc’s accounting policies are described in Note 3 to the audited financial statements for the year ended December 31, 2003. The critical accounting policies and estimates in understanding the judgments that are involved in preparing the Company’s financial statements and the uncertainties that could impact the results of operations, financial condition and future cash flows are described in Management Discussion and Analysis for the year ended December 31,2003.

4.

SUMMARY OF QUARTERLY RESULTS

	Revenue $	Net Earnings (Loss) $	Net Earnings (Loss) per Common Share $
2004		(Unaudited)
First Quarter	80,728	(249,535)	(0.01)
2003
Fourth Quarter	27,505	(65,5173)	(0.02)
Third Quarter	263	(62,685)	(0.01)
Second Quarter	217	(69,583)	(0.01)
First Quarter	395	(117,419)	(0.03)
2002
Fourth Quarter	59	(345,674)	(0.03)
Third Quarter	1,772	(128,134)	(0.02)
Second Quarter	2,429	(273,444)	(0.01)
First Quarter	292	(189,956)	(0.01)

5.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Canadian Zinc does not generate any cash flow and has no income other than minor interest income.  The Company relies on equity financings for its working capital requirements and to fund its planned exploration, development and permitting activities.  Interest income in the first quarter of 2004 was $80,728.

Source of Cash - Financing Activities

During the first quarter the Company generated $1,680,627 gross proceeds from financing activities by the issue of 3,311,520 common shares, through the exercise of options and the conversion of share purchase warrants.  In the first quarter of 2003 cash flow from financing activities was $162,000 through the private placement of common shares..

Use of Cash – Investing Activities

In the first quarter of 2004 cash used in operating activities was $247,164 which largely represents corporate and operating expenses, whilst cash used in investing activities was, $88,944 in exploration and development made on the Prairie Creek Property.  A schedule of the Company’s deferred exploration and development costs is attached to the financial statements and shows the major components of expenditure.

In the first quarter of 2003 cash used in operating activities was $115,327, again largely representing corporate and operating expenses, whilst funds invested in exploration and development costs were  $32,101.

Liquidity, Financial Condition and Capital Resources

Canadian Zinc’s cash position, including term deposits, increased from $13,339,442 at December 31, 2003 to $14,672,230 at March 31, 2004.  The Company’s working capital increased to $14,529,175 from $13,184,656 at December 31, 2003.  The increase in each case was attributable to the funds generated from financing activities.  The Company is in a strong financial position to carry out its planned exploration, development and permitting activities.

During 2003 the Company issued 2,857,143 flow-through shares for total proceeds of $1,762,800.  These funds are committed for Canadian exploration expenditures with the tax benefits renounced and transferred to the investors.

Canadian Zinc is in a debt free position and has no off balance sheet financing structures in place.  The Company is in its strongest financial position in a number of years.

At March 31, 2004 the Company had 68,094,452 common shares outstanding, with an authorized capital of 200,000,000 common shares with no par value, compared to 64,482,932 common shares outstanding at December 31, 2003.

At March 31, 2004 the Company also had 9,493,680 share purchase warrants outstanding exercisable at varying prices between $0.58 and $1.25 per share and with varying expiring dates between November 2004 and June 2005.

6.

RISKS AND UNCERTAINTIES

In conducting its business, Canadian Zinc faces a number of risks and uncertainties.  These are described in detail under the heading “Risk Factors” in the Company’s Annual Information Form for the year 2003, dated May 10, 2004, which is filed on SEDAR and which may be found at www.SEDAR.com and which is incorporated herein by reference.  The principal risks and uncertainties faced by the Company are summarized in Management’s Discussion and Analysis for the year ended December 31, 2003.

7.

OUTLOOK

Canadian Zinc is currently in an exploration and development phase. During 2003, the Company was able to raise substantial new financing and by March 31, 2004, held cash and deposits of $14.7 million, placing the Company in a strong financial position to carry out its planned exploration, development and permitting activities.

Business conditions for Canadian Zinc are expected to be positive as increased demand for primary metals, allied to a growing shortage in supply, will help to sustain and improve metal prices.

Subsequent for the end of the first quarter the fall in the price of gold, allied to a strengthening in the U.S. dollar and a seeming softening in Chinese demand for raw materials resulted in a correction to the stock markets and to speculative investment in mining and exploration companies.  Increased liquidity in the company shares arising from the private placement financings completed in 2003 and some profit taking by investors led to a wakening in the Company’s share price.

Plans for 2004, include carrying out a major exploration programme on the Prairie Creek property, outside the immediate currently known resource area, and initiating the planned underground decline development and underground drilling programme. At the same time further technical and metallurgical studies will be carried out to advance the project towards commercial production.

It is expected that these programmes will commence during the second quarter of 2004, with the opening of the camp at the Prairie Creek Mine site scheduled for early May 2004.

Expenditures on exploration and development will increase substantially during the second and third quarters of 2004.

The Company will also continue with its permitting activities, including its application for a winter road land use permit and for an extension of its surface exploration drilling permit.  The Company also expects during the year to file an application for the Land Use Permits and Water License for commercial operation of the Prairie Creek mine.

CAUTIONARY NOTE:

Some of the statements contained in this document are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”.  Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.  Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company experts to produce, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company’s activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements.  Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities.  The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

(Signed) John Kearney___________________

President and Chairman

Date:  June 23, 2005